UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

US NUCLEAR CORP.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

91733U106

(CUSIP Number)

Richard Chiang

460 Brannan Street
Suite 78064
San Francisco, CA 94107
Telephone: (415) 713 6957
Email: rchiang8@gmail.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Send all correspondence to:

Richard Chiang

460 Brannan Street
Suite 78064
San Francisco, CA 94107
Telephone: (415) 713 6957
Email: rchiang8@gmail.com

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 22, 2016 - June 28, 2016

(Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Chiang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,774,750
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
1,774,750
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,774,750

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13%

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of US Nuclear Corp., a Delaware corporation, with its principal place of business located at 7051 Eton Avenue, Canoga Park, CA 91303.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Richard Chiang, hereinafter sometimes referred to as the “Reporting Person.” Mr. Chiang's principal office is at 460 Brannan Street, Suite 78064, San Francisco, CA 94107. Mr. Chiang is the former President and Chief Executive Officer of US Nuclear Corp., and is a private investor.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PF- On May 18, 2012, August 16, 2013, and January 1, 2014, the Reporting Person purchased a total of 2,000,000 shares of common stock. All of these transactions were issued not involving a public offering and in reliance upon an exemption from registration provided by Rule 506(b) of Regulation D of the Securities Act of 1933, there was no general solicitation. In addition, Mr. Chiang received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. The aforementioned purchases were acquired by the Reporting Person through personal funds (PF).

OO-On November 24, 2015, an entity controlled by the Reporting Person was issued 175,000 shares of restricted common stock for services during a 3 month period. A Form 8-K was previously filed disclosing this event. The beneficially owned shares calculated in this filing include both the Reporting Person's shares and the 175,000 shares issued to the entity controlled by the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

From May 18, 2015 to October 22, 2015 the Reporting Person disposed of 265,500 shares which were previously all reported and disclosed on Form 4. From June 22, 2016, to June 28, 2016, the Reporting Person disposed of 134,750 shares pursuant to Rule 144. These transactions were all disclosed and reported on Form 4. The purpose of this 13D disclosure is to disclose the reduction in ownership from 14% to 13% of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person maintains 13% ownership of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2016

Signature:

/s/ Richard Chiang

Richard Chiang

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